NEWS RELEASE

February 22, 2006

Trading Symbol: TSX: RNG

Amex: RNO

RIO NARCEA PLANS TO CLOSE THE

EL VALLE AND CARLES GOLD OPERATIONS IN 2006

Toronto, Canada – Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") announces that, after a thorough performance review of its El Valle/Carlés underground gold operations located in the Province of Asturias in northern Spain, the Board of Directors of Rio Narcea has taken the decision to commence the closure of these operations.  As a result, an orderly mine closure procedure will commence as soon as practicable, with the ultimate cessation of production and the closure of both the El Valle and Carlés mines being completed no later than the end of 2006.

This decision to close El Valle is due primarily to  poor rock conditions in parts of the El Valle underground mine, coupled with low grades and high dilution, which have resulted in increasingly higher mining costs with no clear prospect of a change in this tendency. From now until the final closure later in the year, mining will be concentrated in those developed areas which have better rock conditions and higher grades. There will be no further investment in underground development.

The Company is exploring the recently discovered Area 107 mineralization, which is located near the existing underground development at El Valle, in light of its high grades and apparent continuity; however, due to the slow and uncertain nature of the exploration process, it is not expected to change the closure plans.

While the relatively better grades and good ground conditions at the Carlés underground mine have resulted in positive cash flow when its ore is processed through the El Valle mill with El Valle and Nanulaq ore, the limited size of the Carlés deposit with the current cost structure, would make Carlés, as a stand alone project, marginal at best. Henceforth, mining at Carlés will be concentrated in developed areas, after which the mine, together with the El Valle plant, will be closed.

Total closure costs, including site rehabilitation at El Valle and Carlés and statutory employee severance payments, are not expected to exceed $7 million, of which approximately $2.3 million was already accrued for as of September 30, 2006.

In reaching this decision, the Company has been significantly influenced by the decision of the Regional Authorities of Asturias, not to approve the change of land use at the Salave gold project located some 70 km west of the El Valle, as the concentrates planned to be produced from the Salave project were expected to be processed at the El Valle plant, with improved economics. As previously announced, the Company is engaged in a legal process that, in accordance with Spanish law, is expected to result in the receipt of compensation for the economic damages created by the said decision of the Regional Government.

For further information please contact:

Chris von Christierson Chief Executive Officer Tel: + (44) 207 629 2252 Fax: + (44) 207 629 1922 E-Mail: cvc@sprospecting.com Web Site: www.rionarcea.com	Alberto Lavandeira President Tel: +(34) 98 573 3300 Fax: + (34) 98 573 3301 E-Mail: aala@rngm.es Web Site: www.rionarcea.com	John W. W. Hick Vice Chairman Tel: (416) 956 7470 Fax: (416) 956 7471 E-Mail: jhick@rngm.com Web Site: www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.